Page 1

               SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C. 20549


                            FORM 11-K


[X]Annual Report Pursuant to Section 15(d) of the Securities
   Exchange Act of 1934

For the fiscal year ended December 31, 1995

                               or

[ ]Transition Report Pursuant to Section 15(d) of the
   Securities Exchange Act of 1934


For the transition period from ___________________ to
_________________


Commission file number 1-44


  A.Full title of the plan and the address of the plan, if different from that of the issuer named below:


      ADM SAVINGS AND INVESTMENT PLAN FOR HOURLY EMPLOYEES


  B.Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                 ARCHER DANIELS MIDLAND COMPANY
                            BOX 1470
                       DECATUR, IL  62525
1
Page 2

                  Audited Financial Statements

      ADM Savings And Investment Plan For Hourly Employees

                        December 31, 1995




Report of Independent
Auditors.......................................               3
Statements of Net Assets Available for Plan
Benefits.................                                     4
Statements of Changes in Net Assets Available for Plan
Benefits......                         5
Notes to Financial
Statements........................................            6
Schedule Item 27a--Schedule of Reportable Assets Held for
Investment
Purposes.......................................................
 .....     9
Schedule Item 27d--Schedule of Reportable
          Transactions................ 10



2

Page 3
                 Report of Independent Auditors


Administrative Committee
ADM Savings and Investment Plan for Hourly Employees
Decatur, Illinois


We have audited the accompanying statements of net assets available for plan benefits of the ADM Savings and Investment Plan for Hourly Employees (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995 and reportable transactions for the year ended December 31, 1995 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                        /s/ ERNST & YOUNG, LLP
                                        ERNST & YOUNG, LLP
Minneapolis, Minnesota

June 20, 1996

3
Page 4
      ADM Savings and Investment Plan for Hourly Employees

      Statements Of Net Assets Available For Plan Benefits



[CAPTION]

                                               December 31
                                            1995         1994
                                       ________________________
Assets
 Cash and cash equivalents            $     6,812$    60,533

 Investments (Note 1)
  Archer Daniels Midland Company
  common stock                         21,689,820 17,138,498

  Pfizer Incorporated common stock      2,900,016  1,699,037

  Commingled fixed income funds           462,335    218,243

  Equity mutual funds                     261,029    102,702

  Commingled capital contract fund231,942           -
                                        __________ __________
                                        25,545,142 19,158,480
 Contributions receivable from employer   279,367    230,830

 Contributions receivable from employees  418,965    344,826
                                        __________ __________

Net assets available for plan benefits $26,250,286$19,794,669
                                        ========== ==========

See accompanying notes.
4
Page 5

      ADM Savings and Investment Plan for Hourly Employees

 Statement of Changes in Net Assets Available for Plan Benefits
[CAPTION]

                                     Year ended December 31
                                        1995        1994

__________________________________
Additions:
Contributions from Archer Daniels
 Midland Company (Note 2)            $ 2,802,731          $
                                                  1,987,185
Contributions from participating
 employees (Note 2)                    4,184,757  2,936,424
Transfer of Assets From Qualified        637,179          -
Merged
   Plan                                        -    180,536
Transfer of Assets - Other
Investment income
 Dividends                               214,649    104,984
 Interest                                 21,891      1,891
                                       _________  _________
                                       7,861,207  5,211,020
Deductions:
Benefit payments
 Common stock                            929,307    563,894
 Cash                                    298,829    209,120
Other deductions (fees)                                 288
                                    -
Transfer of assets                             -    215,445
                                       _________  _________
                                       1,228,136    988,747
                                       _________  _________
                                       6,633,071  4,222,273

Net realized and unrealized
 (depreciation) appreciation
 in fair value of investment           (177,394)  4,850,402
                                       _________  _________
Net increase                           6,455,677  9,072,675

Net assets available for plan
 benefits at beginning of year        19,794,669 10,721,994
                                      __________ __________
Net assets available for plan
 benefits at end of year             $26,250,346 $19,794,66
                                                          9
                                      ========== ==========

See accompanying notes.


5

Page 6

      ADM Savings And Investment Plan For Hourly Employees

                  Notes To Financial Statements

                        December 31, 1995


1. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Investments

Investments are carried at fair value. Common stocks are valued at the quoted market price on the last business day of the Plan year. Investments in commingled and mutual funds are stated at the reported net asset value on the last day of the Plan year. Unallocated funds are invested in a short-term money market account as deemed appropriate by the trustee.

Plan Expenses

Brokerage commissions, transfer taxes and other charges and expenses in connection with the purchase or sale of securities are charged against the trust fund and added to the cost of such securities, or deducted from the sale proceeds, as the case may be. Any remaining costs of administering the plan are currently paid by ADM and its affiliates. While it is anticipated that ADM and its affiliates will continue to pay these costs, the Plan does permit the reasonable expenses of administering the Plan to be paid from the trust fund. There are no charges or deductions, other than taxes, that may be made against the trust fund other than those described in this summary.

Plan Year

The Plan year is the twelve month period ending December 31, corresponding to the tax year of the Company.

2. Description of the Plan

The Plan is a defined contribution plan available to substantially all hourly employees of the Company who have completed one year of service. Under the terms of the Plan, employees electing to participate can contribute from 1% to 6% of their current gross cash compensation to the Plan, within ERISA limitations. In addition, the Company will match 100% of the first 2% employee contribution and, for most employees, 50% of the remaining 4% employee contribution. All contributions are received from the Company in the form of Archer Daniels Midland Company common stock and are fully vested to the participant.


6
Page 7

      ADM Savings And Investment Plan For Hourly Employees

            Notes To Financial Statements (continued)


The full value of an employee's account is payable following termination of employment. Withdrawal of shares acquired under 401(k) provisions is subject to hardship restrictions.

All plan assets are held and managed by National City Bank of Minneapolis (trustee of the Plan). The trust will continue for an indefinite period of time as provided by the Plan.


3.   Investments

The Plan's investments are held by a bank administered trust fund. During 1995 and 1994, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:
[CAPTION]
                                   Net
                               Appreciation
                              (Depreciation)
                              in Fair Value      Fair Value at
                                During Year       End of Year
                         ______________________________________
Year ended December 31, 1995
 Archer Daniels Midland Company
   common stock             ($1,368,099)         $21,689,820
 Pfizer Incorporated common stock1,103,596         2,900,016
 Commingled fixed income fund     39,504             462,335
 Equity mutual funds              33,452             261,029
 Commingled Capital Contract Fund 14,153             231,942
                               _________           _________
                              ($177,394)         $25,545,142
                               =========           =========
Year ended December 31, 1994
 Archer Daniels Midland Company
   common stock               $4,717,529         $17,138,498
 Pfizer Incorporated common stock142,350           1,699,037
 Commingled fixed income fund   (10,313)             218,243
 Equity mutual funds                 836             102,702
                                 _______          __________
                              $4,850,402         $19,158,480
                                 =======          ==========

At December 31, 1995 and 1994, the fair value of the Archer
Daniels Midland Company common stock and the Pfizer Incorporated common stock each represented 5% or more of the Plan's net assets.

7
Page 8

      ADM Savings And Investment Plan For Hourly Employees

            Notes To Financial Statements (continued)


4.   Transactions with Parties-in-Interest

During the two years ended December 31, 1995, the Plan had the following transactions related to Archer Daniels Midland
Company common stock:

                                          1995        1994
                                         _______________________

 Number of common shares contributed   397,337      185,504
 Number of common shares purchased       8,581         -
 Cost of common shares purchased      $149,418         -
 Cash dividends received              $205,707      $52,992
 Shares received through stock dividends51,197      303,038

 Number of common shares sold           45,165        6,536
 Market value of common shares sold   $795,972     $161,065
 Cost of common shares sold           $633,830     $153,593

5.                                         Plan Terminations

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time

6.   Income Tax Status

The Plan has received a determination letter from the Internal
Revenue Service, dated April 5, 1996 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986 (the "Code").

Once qualified, the Plan is required to operate in conformity with the Code and ERISA to maintain its tax exempt status. The administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

Distributions of benefits to participants, their estates or beneficiaries, generally are subject to federal income tax as either ordinary income or capital gain depending on the event giving rise to the distribution and the method used.

7.   Merger of Premiere Thrift Savings Plan

The Premiere Thrift Savings Plan, a qualified plan maintained by Premiere Technologies, Inc., a subsidiary of the Company, was merged into this plan and assets transferred in January 1995. The participants allocated their transferred funds in the Plan's investment options, except the ADM Stock Fund. All future contributions will be invested in the ADM Stock Fund. However, the merged Premiere participants have the option to re-allocate the transferred funds within the other investment options while they are active participants in the Plan.
8
Page 9

      ADM Savings And Investment Plan For Hourly Employees
    Item 27a-Schedule of Assets Held For Investment Purposes


                        December 31, 1995
[CAPTION]

                         Description of
                      Investment Including
 Identity of Issue,  Maturity Date, Rate of
Borrower, Lessor or     Interest, Par or
   Similar Party         Maturity Value     Cost    Current Value

Archer Daniels Midland
  Company *                1,204,990 shares
                           of common stock$18,267,778$21,689,820

Pfizer Incorporated        46,032 shares
                           of common stock  665,460  2,900,016

Equity mutual funds

 Frank Russell--Real Estate
 Securities Fund                 1,109 units23,518     26,078
 Frank Russell--Equity I Fund      1,605 units39,075   44,939
 Frank Russell--Equity II Fund           386 units      9,673
 11,137
 Frank Russell--Equity III Fund    2,379 units61,291   69,242
 Frank Russell--Equity Q Fund      1,431 units36,433   43,501
 Frank Russell--International Fund 1,824 units62,345   66,132
                                        __________ __________
                                           232,335    261,029

Frank Russell--Commingled capital 14,765 units220,609 231,942 contract fund

Commingled fixed income funds
 Federated High Yield Trust2,584 units      22,052     23,253
 Federated International Income
 Fund                    8,112 units        84,239     91,503
 Frank Russell--Multistrategy
 Bond Fund               2,242 units        21,806     23,187
 Frank Russell--Diversified
 Bond Fund              15,025 units       307,127    324,392
                                        __________ __________
                                           435,224    462,335
                                        __________ __________
Total assets held for investment        $19,821,406$25,545,142
                                         ========== ==========

* Indicates party-in-interest to the Plan.
9
Page 10
              ADM Savings And Investment Plan For Hourly Employees

                  Item 27d--Schedule of Reportable Transactions

                          Year ended December 31, 1995
[CAPTION]

                                                                                         Net
                                                           Purchase  Selling  Cost of    Gain
 Identity of Party Involved                    Description of Asset/TransactionPrice    Price  Asset
(Loss)

Category (iii)-Series of
 Transactions

National City Bank            Prime Cash Money Market Fund:
                                Purchased 2,360,122 units
                                 in 124 transactions     $2,360,122         $2,360,122
                                Sold 2,404,749 units in
                                 113 transactions                 $2,404,749$2,404,749
Frank Russell Investment Company                            Commingled Fixed
Income Fund, Equity
                              Mutual Funds and Capital
                              Preservation Fund:
                                Purchased 57,386 shares  $1,087,537         $1,087,537
                                 in 26 transactions
                                Sold 30,810 shares                  $637,463  $623,846$13,617
                                 in 30 transactions
Merrill Lynch                Archer Daniels Midland Common Stock
                             and Pfizer Common Stock:
                                Purchased 9,914 shares     $248,625           $248,625
                                 in 11 transactions
                                Sold 45,192 shares                  $797,788  $634,048$163,740
                                 in 43 transactions
Archer Daniels Midland Company                              Archer Daniels
Midland Company
                              common stock
                                Received for 401(k) plan
                                 contribution 397,337
                                 shares in 24 transactions$6,987,488        $6,987,488
                                Sold 45,165 shares in 43
                                 transactions                       $745,472  $633,030$162,142

There were no category (i), (ii) or (iv) transactions during the year.

10
Page 11

                            Signature



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                            ARCHER DANIELS MIDLAND COMPANY




                            /s/Douglas J. Schmalz
                            Douglas J. Schmalz
                            Vice President and Chief Financial
Officer

Dated:  June 26, 1996

11

          Page 12

                                                     Exhibit 23





               CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-58387 dated April 3, 1995) pertaining to the ADM Savings and Investment Plan for Hourly Employees of our report dated June 20, 1996 with respect to the financial statements and schedules of the ADM Savings and Investment Plan for Hourly Employees included in this Annual Report (Form 11-K) for the year ended December 31, 1995.





                                        /s/ ERNST & YOUNG, LLP
                                        ERNST & YOUNG, LLP

Minneapolis, Minnesota
June 26, 1996

12